ROYCE VALUE TRUST, INC.

745 FIFTH AVENUE

NEW YORK, NY 10151

March 14, 2018

VIA EDGAR

David L. Orlic, Esq. Senior Counsel Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	Royce Value Trust, Inc. Registration Statement on Form N-2 (File No. 333-222703)

Dear Mr. Orlic:

On behalf of Royce Value Trust, Inc. (the “Fund”), below are responses to the comments contained in your letter to the undersigned, dated February 22, 2018, relating to the Fund’s registration statement on Form N-2 (the “Registration Statement”), including the exhibits thereto. The changes referred to herein are included in the amendment to the Registration Statement filed herewith (the “Amended Registration Statement”). Certain non-material updating revisions have also been included in the Amended Registration Statement. Unless otherwise indicated, defined terms used herein have the meaning set forth in the Amended Registration Statement.

We note that NYSE rules require the Fund's registration statement to be effective prior to the Record Date and that certain dates in the Amended Registration Statement (e.g., Record Date, Expiration Date, Pricing Date, etc.) remain blank. The Fund will insert those dates in a subsequent filing with the SEC once it has a better sense of an expected effective date for the Fund's registration statement.

General

Comment 1:	Please advise as to why the box has not been checked on the cover page of the registration statement indicating that the offering is subject to Rule 415 under the Securities Act of 1933. See Rule 415(a)(l)(iii) pertaining to securities to be issued upon the exercise of outstanding options, warrants or rights. Please also include undertakings 4 and 5 in Item 34, or advise as to why you believe they are inapplicable.

Response:	The Fund has checked the box indicating that the Offer is subject to Rule 415 under the Securities Act of 1933 and has included undertakings 4 and 5 in Part C of the Amended Registration Statement.
Comment 2:	Please update all figures as of December 31, 2017. For instance, and without limitation, see the disclosure on page 20 under the heading “Investing in Smaller Capitalization Companies.”

David L. Orlic, Esq.
March 14, 2018

Response:	The requested modifications are included in the Amended Registration Statement.

Comment 3:	Please provide an analysis as to how the offering can be made without disclosing a specific price until after the sale.
Response:	The subscription price will be determined pursuant to a formula, as disclosed, which is consistent with all close-end fund rights offerings of which we are aware. We are not aware of any closed-end fund rights offerings in which a specific, fixed subscription price was used. We note that the timing for the calculation of the subscription price is identical, and the formula is substantially similar, to those used in the Fund’s last common stock rights offering. We further note that Form N-2 contemplates that where it is impracticable to state the price to the public, an explanation of how the price will be determined should be included. See Instruction 1 to Item 1 of Part A of Form N-2.
Comment 4:	Please prominently disclose how and until when a stockholder may withdraw a Subscription Certificate.
Response:	Disclosure regarding the withdrawal of Subscription Certificates has been added to the Prospectus Summary.

Cover Page

Comment 5:	Please confirm that all the information on pages 1-3 of your filing will fit on a single cover page. Also, please revise the cover page to state where the table of contents for the Statement of Additional Information may be found in the prospectus.
Response:	The Fund has revised its presentation of information on the cover page of the Prospectus so that such cover page contains all of the information required by Form N-2.

Prospectus Summary, page 1

Comment 6:	Please summarize the Fund’s anti-takeover provisions in this section. See Guide 3 to Form N-2.
Response:	The requested disclosure has been added to the Prospectus Summary.

David L. Orlic, Esq.
March 14, 2018

Use of Proceeds, page 2

Comment 7:	If the Fund expects the investment period to exceed three months, the reasons for the expected delay should be stated, but the period should not exceeds 6 months. Please revise your disclosure accordingly. See Guide 1 to Form N-2.
Response:	The relevant disclosure has been revised to indicate that: (i) the investment of the net proceeds of the Offer in accordance with the Fund’s investment objective will be made as appropriate investment opportunities are identified, which process is expected to be substantially completed within three months assuming current market conditions and (ii) changes in market conditions could result in such anticipated investment period extending to as long as six months.

Dilution—Net Asset Value and Non-Participation in the Offer, page 4

Comment 8:	Consider using a tabular presentation for the dilution examples appearing the second paragraph of this section.
Response:	The requested tabular presentation has been added to the Amended Registration Statement as appropriate.

Table of Fees and Expenses, page 7

Comment 9:	Please revise the table to reflect the $2.50 service fee and $0.15 per share fee with respect to reinvesting distributions in additional shares of the Fund. Also, please revise the table to reflect the $0.75 service fee and $0.05 per share fee for each voluntary cash purchase.
Response:	There is no fee for reinvesting distributions in additional shares of the Fund’s common stock. Additional line items have been added to the fee table with respect to shares of the Fund’s common stock held under the Distribution Reinvestment and Cash Purchase Plan to reflect the applicable service fee for voluntary purchases, the applicable per share transaction fee for voluntary purchases, the applicable service fee for voluntary sales, and the applicable per share transaction fee for voluntary sales. The related footnote has been revised accordingly.
Comment 10:	Please advise why the table does not include the Basic Fee per Instruction 7 to Item 3 of Form N-2.
Response:	The relevant footnote to the fee table has been revised to more fully describe the Basic Fee and the performance adjustment thereto.

David L. Orlic, Esq.
March 14, 2018

Investment Performance, page 10

Comment 11:	In the table in this section, please ensure that performance is shown following the SEC standardized methodology. In particular, please revise the presentation to shown returns based on NAV first. Please also revise the presentation to base returns on the $10 initial public offering price (reflecting underwriting commission and offering expenses).
Response:	The Fund confirms that performance is shown following SEC standardized methodology. We note that this investment performance disclosure is not required to be provided by Form N-2. The performance shown has been revised to include NAV returns first, followed by Market Price returns. The Market Price presentation is based on the initial public offering price of $10 per share. As indicated in the text following the table, the NAV return is based on the Fund’s initial NAV of $9.28 per share.

Use of Proceeds, page 11

Comment 12:	Please revise this section consistent with comment 7 above. We have similar concerns with the last sentence in the first paragraph under “Purposes of the Offer” on page 12.
Response:	Please see our Response to Comment No. 7.

Payment for Shares, page 15

Comment 13:	In the second to last paragraph on page 15, please explain the reference to “other purchasers” in subparagraph (i). If this phrase refers to persons who are not currently stockholders of the Fund, please provide support for including such persons in the offering and in this registration statement.
Response:	The reference to “other purchasers” has been changed to “other Stockholders.”

David L. Orlic, Esq.
March 14, 2018

Non-Convertible Debt, page 18

Comment 14:	Please disclose the maturity and duration requirements with respect to investments in debt securities, as well as a brief explanation of duration and the difference between duration and maturity. Please also include a brief example of duration in the prospectus. Finally, ensure that the disclosure addresses the issue noted in IMGU 2016-02, available on www.sec.gov.
Response:	The requested disclosure has been added to the Amended Registration Statement. The Fund notes that it does not hold any non-convertible debt as of the date hereof. We believe that the relevant disclosure in respect of the Fund is appropriately responsive to the issues noted in IMGU 2016-02.

Foreign Securities Risks, page 21

Comment 15:	Please add disclosure regarding (i) the difficulty in obtaining or enforcing a court judgment abroad and (ii) restrictions on foreign investment in other jurisdictions, including major industry or market sector restrictions, or limitations on the total amount or type of position in any single issue.
Response:	The requested disclosure has been added to the Amended Registration Statement.

Borrowings, page 22

Comment 16:	Please disclose the variable interest rate on the revolving credit facility with more specificity. Please also disclose the current interest rate. Finally, please advise why the credit agreement has not been filed as an exhibit to the registration statement.
Response:	More specific information regarding the calculation of the interest rate for the Fund’s borrowings for investment purposes has been added to the Amended Registration Statement. Disclosure regarding the weighted average interest rate payable by the Fund in respect of such borrowings for the month ended February 28, 2018 has been added to the Amended Registration Statement. The Committed Facility Agreement, which governs such borrowings, has been filed as an exhibit to the Amended Registration Statement.

David L. Orlic, Esq.
March 14, 2018

Financial Impact of Borrowings and Senior Securities on Common Stockholders, page 24

Comment 17:	In the second paragraph of this section, please state that net assets included in the fee calculation would also include assets derived from derivative transactions, if true.
Response:	The only derivative instruments that the Fund may invest in (up to 5% of total assets) are warrants, rights and options (See “Investment Goal and Policies – Other Investment Methods/Policies – Warrants, Rights or Options”). The value of assets consisting of these instruments, like other assets, is included in “net assets” for purposes of the investment advisory fee calculation. Because this relates to the calculation of net asset value, the following disclosure will be added after the fifth sentence under “Investment Advisory and other Services Provided by Royce”: “To the extent the Fund invests in warrants, rights or options, the value of such investments would, like other Fund investments, be included in the calculation of “net assets”.”

Investment Advisory Fee, page 26

Comment 18:	In the fourth paragraph of this section, please clarify how derivative transactions are treated. Also, if applicable, please disclose that Royce (i) may have a conflict of interest in determining whether to use or increase the Fund’s use of leverage; (ii) will base its decision regarding whether and how much leverage to use for the Fund on its assessment of whether such use of leverage is in the best interests of the Fund; and (iii) will seek to manage that potential conflict by periodically reviewing the Fund’s performance and use of leverage with the Board.
Response:	As indicated above, the value of assets consisting of warrants, rights or options, like other assets, are included in “net assets” for purposes of the advisory fee calculation.

The following disclosure has been added under “Investment Advisory and Other Services Provided By Royce” as a new last paragraph: “Royce will base its decision regarding whether and how much leverage to use for the Fund from time to time on its assessment of whether such use of leverage is in the best interests of the Fund; and will seek to manage any potential conflict from the use of leverage by periodically reviewing the Fund’s performance and use of leverage with the Board of the Fund.”

David L. Orlic, Esq.
March 14, 2018

Investment Advisory Fee, page 26

Comment 19:	Please describe to us in your response letter in greater detail how the advisory fee is calculated, particularly the adjustments.
Response:	Specific disclosure regarding performance adjustments made to the Basic Fee for the fiscal year ended December 31, 2017 has been added to the Amended Registration Statement.

Repurchase of Securities, page 29

Comment 20:	Please disclose any specific plans to repurchase securities, particularly in connection with this offering. We may have further comment.
Response:	There are no current plans to repurchase securities of the Fund in connection with the Offer.

Certain Corporate Governance Provisions, page 30

Comment 21:	Please disclose the rationale for adopting the provisions described in this section and disclose whether the Board has considered the provisions and determined that they are in the best interest of stockholders. Please also ensure that this disclosure is integrated with the discussion of these provisions appearing on page 24.
Response:	Disclosure has been added to the Amended Registration Statement as requested.

Distribution Reinvestment and Cash Purchase Plan, page 31

Comment 22:	If applicable, please disclose that a stockholder holding shares that participate in the Plan in a brokerage account may not be able to transfer the shares to another broker and continue to participate in the Plan.
Response:	Responsive disclosure has been added to the Amended Registration Statement.
Comment 23:	Please disclose why the Fund will not make open-market purchases, if shares are trading at a discount to NAV.
Response:	The Fund’s Distribution Reinvestment and Cash Purchase Plan does not, by its terms, permit open-market purchase.

David L. Orlic, Esq.
March 14, 2018

Statement of Additional Information

Investment Restrictions, page 1

Comment 24:	In subsection 1, please disclose here what the 1940 Act permits.
Response:	The requested disclosure has been added to the SAI.

Signatures, page C-5

Comment 25:	Please indicate who is signing the document in the capacity of principal executive officer, principal financial officer, and principal accounting officer. While individuals are identified as present and treasurer, the persons who are signing in the specific capacities set forth in Section 6(a) of the Securities Act are not identified.
Response:	The requested changes have been made to the Signature Page.
Exhibits
Comment 26:	Please file the actual agreements listed as exhibits, rather than forms thereof. See Rule 483 under the Securities Act.
Response:	The final agreements for Exhibits (k)(6), (k)(7), and (k)(8), rather than the forms thereof, have been included as exhibits to the Amended Registration Statement.

Exhibit L – Form of Legal Opinion

Comment 27:	Please advise why counsel has assumed that, upon the issuance of any of the shares, the total number of shares of common stock issued and outstanding will not exceed the total number of shares of common stock that the Fund is then authorized to issue under the charter. This appears to be a matter subsumed within the required opinion.
Response:	Counsel removed the assumptions identified in Comment No. 27 from the legal opinion that is included as an exhibit to the Amended Registration Statement.

David L. Orlic, Esq.
March 14, 2018

* * * * * * * * * *

The Fund acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Fund’s documents.

Please do not hesitate to contact me at (212) 508-4578 if you have any related comments or if you require additional information regarding the Amended Registration Statement.

Respectfully submitted,

/s/ John E. Denneen

John E. Denneen

Secretary